Computershare

82-1351

Investor Services

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

03032744

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

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October 16, 2003

BY COURIER

United States Securities & Exchange Commission
Office of International Corporate Finance
Stop 3 - 9
450 - 5th Street N.W.
Washington, D.C. USA 20549

Y/Ref.: 9969-5

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 17 2003
WASH. D.C. 181

RE: PROMATEK INDUSTRIES LTD.
Annual Meeting of Shareholders

Dear Sirs:

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of the subject Company:

Record Date:	**November 7, 2003**
Meeting Date:	**December 17, 2003**
Place of Meeting:	**Montreal, Quebec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Laura Mastrogiuseppe

LM/jc

c.c.: Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kugler-kandestin.com

dlw 10/23